Himalaya Shipping Ltd. (HSHP) – 2024 AGM Results Notification

Himalaya Shipping Ltd. (the “Company”) advises that the 2024 Annual General Meeting of the Company was held on August 15, 2024 at 10:00 ADT at 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. The audited consolidated financial statements for the Company for the year ended December 31, 2023 were presented to the Meeting.

The following resolutions were passed:

1.To set the maximum number of Directors to be not more than seven.
2.To re-elect Mr Bjørn Isaksen as a Director of the Company.
3.To re-elect Mr Carl E. Steen as a Director of the Company.
4.To re-elect Ms Georgina E. Sousa as a Director of the Company.
5.To re-elect Ms Mi Hong Yoon as a Director of the Company.
6.To re-elect Ms Jehan Mawjee as a Director of the Company.
7.To re-appoint PricewaterhouseCoopers AS as auditors and to authorize the Directors to determine their remuneration.
8.To approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$370,000 for the year ending December 31, 2024.

Hamilton, Bermuda
August 15, 2024